UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 0-27962 and 1-14342

NOVA CORPORATION

(Exact name of registrant as specified in its charter)

800 Nicollet Mall

Minneapolis, Minnesota 55402

(Address of principal executive offices, including zip code)

(651) 466-3000

(Registrant’s telephone number, including area code)

Common Stock, $.01 par value per share

Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

EXPLANATORY NOTE: This filing is made to correct a Form 15 filing made by NOVA Corporation on July 24, 2001, by including the Form 15 in the EDGAR record of NOVA Corporation instead of the EDGAR record of U.S. Bancorp and to cover NOVA Corporation’s Common Stock Purchase Rights.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

U.S. BANCORP (successor by merger to NOVA Corporation)

By:	/s/ Laura F. Bednarski
Laura F. Bednarski
Senior Vice President, Deputy General Counsel and Assistant Secretary

Date: January 15, 2016